

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



10016052


RECEIVED
JUL 27 2010
PROCESSING
SECTION
WASH., D.C.
211

19 July 2010

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dw 7/28



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

WA-389-P Farmin Agreement Signed

Cue Energy Resources Limited (ASX:CUE) is pleased to announce that on 13 July 2010 a binding Farmin Agreement and Joint Venture Agreement were signed with Woodside for the WA-389-P Exploration Permit in the Carnarvon Basin, offshore Western Australia.

As previously advised Woodside will obtain a 65% interest in the permit by committing to:

(a) Pay Cue's back costs of US$5 million,
(b) Paying 100% of the cost acquiring 1440 km^2 of new 3D seismic data,
(c) Paying 100% of the cost of reprocessing existing 3D seismic surveys and merging these with the new data,
(d) Paying 100% of the cost of the first exploration well in the permit.

Woodside will become operator of the permit effective from 30 July 2010.

Woodside has commenced a tender process for acquisition of the 1440 km^2 of new 3D seismic data.

Cue has been advised by government authorities that a requested variation to the WA-389-P permit work program has been approved. The program is now as follows:

Year of Term	Permit Year Start	Permit Year End	Minimum Work Requirements
4	30/7/2010	29/7/2011	1440 km^2 New 3D Seismic Survey
5	30/7/2011	29/7/2012	One (1) Exploration Well
6	30/7/2012	29/7/2013	Geological and Geophysical Studies

Completion of the farmin is now only conditional on receipt of appropriate government and third party approvals and registration.

Participants in the permit post finalisation of the farmin will be:

- Woodside 65%
  (Operator)
- Cue Exploration Pty Ltd 35%
  (a 100% owned affiliate of Cue Energy Resources Ltd)

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

19 July 2010